

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Andrew Stone
President and Chief Executive Officer
African Copper Corporation
Ground Floor, Liesbeek House
River Park, Gloucester Road
Mowbray, Cape Town 7700 South Africa

> **Re: African Copper Corporation**
> **Current Report on Form 8-K**
> **Filed April 22, 2013**
> **Response dated June 21, 2013**
> **File No. 0-54804**

Dear Mr. Stone:

We have reviewed your response letter dated June 21, 2013 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and any information you provide in response to this comments, we may have additional comments.

1.   We note your response to our prior comment letter dated May 10, 2012; however, we are unable to agree with your conclusion that African Copper Corporation is no longer a shell company. Despite the ongoing organization and planning activities you describe, it appears that the company falls within the definition of a shell company under Rule 405 outlined in our prior letter. Please amend your Form 8-K to indicate that you continue to be a shell company. This includes revising your disclosure on page 35 to remove the Item 5.06, Change in Shell Company Status disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director